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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                              Celgene Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   151020104
        ---------------------------------------------------------------
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 14, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 151020104
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Citadel Limited Partnership
              FEIN No:  36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7        As of the date for the filing of this statement,
     NUMBER OF                the reporting person has voting and dispositive
                              power over (i) shares of Series A Preferred Stock
      SHARES                  which are convertible into 557,328 shares of
                              Common Stock, (ii) Warrants exercisable into
   BENEFICIALLY               26,088 shares of Common Stock and (iii) 317,638
                              shares of Common Stock.
     OWNED BY      -----------------------------------------------------------
                          SHARED VOTING POWER
       EACH          8
                              0
    REPORTING
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     9
       WITH                   See item 7 above.

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 4.9% as of the date for the filing of this statement. (Based on 10,783,373 shares of Common Stock issued and outstanding as of March 1, 1997, plus the Common Stock issuable upon the conversion and exercise of the securities referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

     This is the third amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with the execution of an agreement between the issuer and certain affiliates of the reporting person limiting the ability of such affiliates to convert convertible securities of the issuer into common stock of the issuer.

Item 5. Interest in Securities of the Issuer

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and other shares of Common Stock owned by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively owned Preferred Stock for which they originally paid $2,900,000 ("Preferred Stated Value"), Warrants exercisable into 26,088 shares of Common Stock and 317,638 shares of Common Stock.

          Subject to the restriction set out below, as of any date (a "Conversion Date") all or a portion of the Preferred Stock may be converted into the number of shares of Common Stock determined by adding (i) the quotient determined by dividing the Preferred Stated Value of such securities by a conversion price ("Preferred Face CP") equal to the lesser of (A) $18.81 and (B) 85% of the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date and (ii) the quotient determined by dividing an amount equal to 4.9% interest on the Preferred Stated Value of such securities from the Preferred Closing Date by a conversion price ("Preferred Accretion CP") equal to the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the 30 calendar days immediately preceding the Conversion Date.

          Effective May 14, 1997, each of Nelson and Olympus entered into an agreement with the Issuer (the "May Agreement") pursuant to which each such party agreed that notwithstanding the conversion rights described above, neither Nelson nor Olympus can convert any Preferred Stock if such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such party and its affiliates to be greater than 4.9% of the outstanding shares of the Common Stock following such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by a converting party and its affiliates shall include the shares of Common Stock issuable upon conversion of the shares of Preferred Stock with respect to which the determination is being made, but shall exclude the shares of Common Stock which would be issuable upon conversion of the remaining, unconverted portion of the Preferred Stock beneficially owned by such party and its affiliates. Except as set forth in the preceding sentence, for purposes of the agreement, beneficial ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

          As a result, (i) if the Company's Common Stock is trading at a price less than $20.90, the Preferred Face CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock, and (ii) the Preferred Accretion CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock.

          As a consequence of the fluctuation in the Preferred Face CP and Preferred Accretion CP, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus. However, pursuant to the May Agreement, Citadel and its affiliates are prohibited from effecting any conversion of Preferred Stock which would cause Citadel to beneficially own in excess of 4.9% of the Issuer's outstanding Common Stock.

          As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 528,385 shares of Common Stock representing 4.9% of the Issuer's Common Stock (based on (i) 10,783,373 shares of Common Stock issued and outstanding as reported by the Issuer as of March 1, 1997 in its most recent Form 10-K and (ii) a Preferred Face CP of $5.4723).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common

                                                               Page 3 of 5 Pages

          Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and the shares of Common Stock held by Nelson and Olympus, in each case, on behalf of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 60-day period ending May 14, 1997:

Transaction Date    Transacting Party    Transaction      Quantity   Price
----------------    -----------------    -----------      --------   -----
April 7, 1997       Nelson               Sell             20,000     $7.37
April 11, 1997      Nelson               Sell             16,000     $7.50
April 22, 1997      Nelson               Sell              6,300     $5.87
April 23, 1997      Nelson               Sell             29,000     $5.69
April 24, 1997      Nelson               Sell             18,700     $5.66
April 29, 1997      Nelson               Sell             15,000     $5.48
May 1, 1997         Nelson               Sell             10,000     $5.54
May 2, 1997         Nelson               Sell             14,000     $5.92
May 5, 1997         Nelson               Sell             29,600     $6.16

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and the shares of Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and the Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

     (e) As of the date for the filing of this statement, as a result of the provisions of the May Agreement, Nelson and Olympus collectively own less than 5% of the Issuer's Common Stock. As a consequence, from and after such date Citadel shall not be deemed to be the beneficial owner of more than 5% of the Issuer's Common Stock.

                                                               Page 4 of 5 Pages

                                       Signature
                                       ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1997                      Citadel Limited Partnership

                                         By:  GLB Partners, L.P.,
                                              its general partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner

                                         By:  /s/ Kenneth C. Griffin,
                                              -----------------------
                                              its manager


                                                               Page 5 of 5 Pages